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                                                                    EXHIBIT 21.1

                    [LETTERHEAD OF TECUMSEH PRODUCTS COMPANY]


Dear Class A Shareholder:

         On August 25, 1999, Tecumseh Products Company (the "Company") appointment State Street Bank and Trust Company, N.A. ("State Street") as successor Rights Agent under its Class A Rights Agreement. State Street has accepted that assignment. Prior to that date, NBD Bank, N.A. had served as Rights Agent under the Class A Rights Agreement.

         Also on August 25, 1999, the Company amended the Class A Rights Agreement to, among other things, increase the initial exercise price of each Class A Right from $80 to $180, extend the expiration date of the Class A Rights from January 23, 2001 to August 25, 2009, and reflect the appointment of State Street as successor Rights Agent under the Class A Rights Agreement.

         A summary description of the Class A Rights is enclosed for your convenience.



                                   Sincerely,



                                   Todd W. Herrick
                                   President and Chief Executive Officer









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